Exhibit 99.1

P R E S S R E L E A S E

Amdocs Limited Reports Record Quarterly Revenue of $906M, Up 4.9% YoY

Reiterates FY15 Non-GAAP Diluted EPS Growth Outlook of 4.5%-7.5% YoY

Key highlights:

•	First fiscal quarter revenue of $906 million, within the $895-$925 million guidance range, which had already embedded a negative sequential impact of approximately $6 million from foreign currency movements. Foreign currency movements negatively affected revenue by approximately $10 million relative to the fourth quarter of fiscal 2014. Excluding foreign currency movements, revenue performance was roughly in line with the midpoint of our expectations

•	First fiscal quarter non-GAAP operating income of $153 million; non-GAAP operating margin of 16.9%; GAAP operating income of $142 million

•	First fiscal quarter diluted non-GAAP EPS of $0.88, above the $0.77-$0.83 guidance range, excluding amortization of purchased intangible assets and other acquisition-related costs, changes in fair value of certain acquisition-related liabilities and equity-based compensation expense, net of related tax effects. A lower non-GAAP effective tax rate positively impacted diluted non-GAAP EPS. Adjusting for this, diluted non-GAAP EPS was within the guidance range for the first quarter

•	Diluted GAAP EPS of $0.83 for the first fiscal quarter, above the $0.60-$0.68 guidance range

•	Free cash flow of $173 million for the first fiscal quarter

•	Repurchased $102 million of ordinary shares during the first fiscal quarter

•	Twelve-month backlog of $3.03 billion at the end of the first fiscal quarter, up $30 million from the end of the fourth quarter of fiscal 2014

•	The board of directors approved a $0.17 per share quarterly cash dividend to be paid on April 16, 2015, subject to shareholders’ approval at the January 2015 annual general meeting

•	Second quarter fiscal 2015 guidance: Expected revenue of approximately $900-$930 million. Expected diluted non-GAAP EPS of approximately $0.78-$0.84, excluding amortization of purchased intangible assets and other acquisition-related costs and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Expected diluted GAAP EPS of approximately $0.64-$0.72

•	Full year fiscal 2015 revenue guidance: Reiterates fiscal 2015 revenue growth within the previous range of 2.5% to 5.5% year-over-year on a constant currency basis relative to the guidance provided last quarter. Expects fiscal 2015 reported revenue growth of 1.5% to 4.5% year-over-year reflecting a negative impact from foreign currency movements of approximately 1% relative to the guidance provided last quarter

ST. LOUIS – January 27, 2015 – Amdocs Limited (NASDAQ: DOX) today reported that for its fiscal quarter ended December 31, 2014, revenue was $906.3 million, up 0.7% sequentially from the fourth fiscal quarter of 2014 and up 4.9% as compared to last year’s first fiscal quarter. Net income on a non-GAAP basis was $139.5 million, or $0.88 per diluted share, compared to non-GAAP net income of $122.6 million, or $0.76 per diluted share, in the first quarter of fiscal 2014. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs, changes in fair value of certain acquisition-related liabilities and equity-based compensation expenses of $8.5 million, net of related tax effects, in the first quarter of fiscal 2015 and excludes such amortization and other acquisition-related costs and equity-based compensation expenses of $21.1 million, net of related tax effects, in the first quarter of fiscal 2014. The Company’s GAAP net income for the first quarter of fiscal 2015 was $131.0 million, or $0.83 per diluted share, compared to GAAP net income of $101.4 million, or $0.63 per diluted share, in the prior fiscal year’s first quarter.

“Our recent sales momentum has been strong with our market position enabling us to secure significant new awards with some of the world’s largest carriers. As we previously announced, Singtel has selected Amdocs for major business transformation projects in its key markets of Singapore and Australia. Additionally, we are today delighted to announce a new award at Vivo, Telefónica’s brand in Brazil and the group’s largest in Latin America. This influential win includes a quad-play BSS transformation project with a five-year maintenance and support services contract and will enable Vivo to provide a seamless, multi-channel experience. Moreover, this deal follows transformation projects already awarded at Telefónica affiliates in Argentina, Chile and Peru and is further evidence of our expanding relationship with this highly strategic customer”, said Eli Gelman, chief executive officer of Amdocs Management Limited.

Gelman continued, “In North America, we continued to help our customers respond to rapidly changing competitive dynamics in wireless and Pay TV markets. Along these lines, we are today pleased to announce that U.S. Cellular has entered into a five-year managed services contract with Amdocs to manage the operations of a range of its business and operational support systems. This significant new agreement expands and strengthens our relationship with this long-standing customer. Moreover, the arrangement follows the recent delivery of a highly complex transformation project for U.S. Cellular and is evidence of the ongoing value proposition we expect to provide to this carrier as we enable their strategic goal of delivering a superior customer experience.”

Gelman concluded, “With the visibility provided by our backlog and the pipeline of opportunity ahead of us we are encouraged by our start to fiscal 2015. As a reminder, our outlook reflects many moving parts, including with respect to macroeconomic and industry specific trends. We are focused on delivering consistent execution and operating efficiency, and we remain committed to returning cash to shareholders while retaining the capacity to execute on our long-term growth initiatives. Taking all these factors into consideration, we continue to expect diluted non-GAAP earnings per share growth of 4.5%-7.5% for the full fiscal year.”

Financial Discussion of First Fiscal Quarter Results

Free cash flow was $173 million for the quarter, comprised of cash flow from operations of $208 million less $35 million in net capital expenditures and other.

Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $3.03 billion at the end of the first quarter of fiscal 2015.

Financial Outlook

Amdocs expects that revenue for the second quarter of fiscal 2015 will be approximately $900-$930 million. This outlook takes into consideration macro and industry specific risks and unknowns, including various uncertainties resulting from current and potential customer consolidation activity in North America. However, we remind you that we cannot predict all possible outcomes.

Diluted earnings per share on a non-GAAP basis for the second fiscal quarter are expected to be $0.78-$0.84, excluding amortization of purchased intangible assets and other acquisition-related costs and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Amdocs estimates GAAP diluted earnings per share for the second fiscal quarter will be $0.64-$0.72.

Quarterly Cash Dividend Program

On January 27, 2015, the Board approved the Company’s next quarterly cash dividend payment of $0.17 per share and set March 31, 2015 as the record date for determining the shareholders entitled to receive the dividend, which is payable on April 16, 2015. The increased dividend is subject to shareholders’ approval at the Company’s Annual General Meeting on January 28, 2015.

Conference Call Details

Amdocs will host a conference call on January 27, 2015 at 5:00 p.m. Eastern Time to discuss the Company’s first fiscal quarter results. To participate, please dial +1 (888) 771-4371, or +1 (847) 585-4405 outside the United States, approximately 15 minutes before the call and enter passcode 38725576. The call will also be carried live on the Internet via the Amdocs website, www.amdocs.com.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expense, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth. These non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in fair value of certain acquisition-related liabilities

•	equity-based compensation expense; and

•	tax effects related to the above.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expense, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in fair value of certain acquisition-related liabilities, equity-based compensation expense and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, interest and other expense, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

About Amdocs

For more than 30 years, Amdocs has ensured service providers’ success and embraced their biggest challenges. To win in the connected world, service providers rely on Amdocs to simplify the customer experience, harness the data explosion, stay ahead with new services and improve operational efficiency. The global company uniquely combines a market-leading BSS, OSS and network control and optimization product portfolio with value-driven professional services and managed services operations. With revenue of $3.6 billion in fiscal 2014, Amdocs and its over 22,000 employees serve customers in more than 80 countries.

Amdocs: Embrace Challenge, Experience Success.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company’s filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2014 filed on December 8, 2014.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(in thousands, except per share data)

	Three months ended December 31,
	2014	2013
Revenue	$906,287	$864,045

Operating expenses:
Cost of revenue	573,446	557,403
Research and development	63,641	62,325
Selling, general and administrative	113,580	111,959
Amortization of purchased intangible assets and other	14,099	11,668

	764,766	743,355

Operating income	141,521	120,690

Interest and other income (expense), net	1,544	(1,404)

Income before income taxes	143,065	119,286

Income taxes	12,075	17,851

Net income	$130,990	$101,435

Basic earnings per share	$0.84	$0.64

Diluted earnings per share	$0.83	$0.63

Basic weighted average number of shares outstanding	155,897	159,659

Diluted weighted average number of shares outstanding	158,110	161,845

Cash dividends declared per share	$0.155	$0.130

AMDOCS LIMITED

Selected Financial Metrics

(in thousands, except per share data)

	Three months ended December 31,
	2014	2013
Revenue	$906,287	$864,045
Non-GAAP operating income	152,962	145,323
Non-GAAP net income	139,485	122,564
Non-GAAP diluted earnings per share	$0.88	$0.76
Diluted weighted average number of shares outstanding	158,110	161,845

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Three months ended December 31, 2014
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in fair value of certain acquisition- related liabilities	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$573,446	$—	$(4,244)	$16,556	$—	$585,758
Research and development	63,641	—	(937)	—	—	62,704
Selling, general and administrative	113,580	—	(8,717)	—	—	104,863
Amortization of purchased intangible assets and other	14,099	(14,099)	—	—	—	—

Total operating expenses	764,766	(14,099)	(13,898)	16,556	—	753,325

Operating income	141,521	14,099	13,898	(16,556)	—	152,962

Interest and other expense, net	(1,544)	—	—	3,921	—	2,377

Income taxes	12,075	—	—	—	(975)	11,100

Net income	$130,990	$14,099	$13,898	$(20,477)	$975	$139,485

	Three months ended December 31, 2013
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$557,403	$—	$(4,554)	$—	$552,849
Research and development	62,325	—	(933)	—	61,392
Selling, general and administrative	111,959	—	(7,478)	—	104,481
Amortization of purchased intangible assets and other	11,668	(11,668)	—	—	—

Total operating expenses	743,355	(11,668)	(12,965)	—	718,722

Operating income	120,690	11,668	12,965	—	145,323

Income taxes	17,851	—	—	3,504	21,355

Net income	$101,435	$11,668	$12,965	$(3,504)	$122,564

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(in thousands)

	As of
	December 31, 2014	September 30, 2014
ASSETS

Current assets
Cash, cash equivalents and short-term interest-bearing investments	$1,268,573	$1,424,465
Accounts receivable, net, including unbilled of $105,611 and $134,523, respectively	683,778	715,837
Deferred income taxes and taxes receivable	158,761	148,346
Prepaid expenses and other current assets	129,713	135,326

Total current assets	2,240,825	2,423,974

Equipment and leasehold improvements, net	284,233	288,956
Goodwill and other intangible assets, net	2,100,219	2,106,452
Other noncurrent assets	348,735	365,895

Total assets	$4,974,012	$5,185,277

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable, accruals and other	$790,410	$785,548
Short-term financing arrangements	—	210,000
Deferred revenue	149,027	156,743
Deferred income taxes and taxes payable	61,956	48,456

Total current liabilities	1,001,393	1,200,747
Other noncurrent liabilities	553,719	588,694
Shareholders’ equity	3,418,900	3,395,836

Total liabilities and shareholders’ equity	$4,974,012	$5,185,277

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(in thousands)

	Three months ended December 31,
	2014	2013
Cash Flow from Operating Activities:
Net income	$130,990	$101,435
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	39,709	35,729
Equity-based compensation expense	13,898	12,965
Deferred income taxes	(23,761)	5,397
Excess tax benefit from equity-based compensation	(1,126)	(92)
(Gain) loss from short-term interest-bearing investments	(41)	308
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	32,848	(3,660)
Prepaid expenses and other current assets	7,603	(7,596)
Other noncurrent assets	10,594	(14,453)
Accounts payable, accrued expenses and accrued personnel	9,602	34,514
Deferred revenue	(9,049)	20,460
Income taxes payable	15,263	(4,565)
Other noncurrent liabilities	(18,117)	6,096

Net cash provided by operating activities	208,413	186,538

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(36,732)	(26,743)
Proceeds from sale of short-term interest-bearing investments	53,153	83,763
Purchase of short-term interest-bearing investments	(49,255)	(92,878)
Net cash paid for acquisitions	(8,099)	(12,603)
Other	993	7,309

Net cash used in investing activities	(39,940)	(41,152)

Cash Flow from Financing Activities:
Payments under financing arrangements	(210,000)	(200,000)
Repurchase of shares	(101,632)	(84,019)
Proceeds from employee stock options exercised	14,497	36,014
Payments of dividends	(24,291)	(20,812)
Excess tax benefit from equity-based compensation	1,126	92
Other	(3)	(270)

Net cash used in financing activities	(320,303)	(268,995)

Net decrease in cash and cash equivalents	(151,830)	(123,609)
Cash and cash equivalents at beginning of period	1,103,269	1,014,192

Cash and cash equivalents at end of period	$951,439	$890,583

AMDOCS LIMITED

Supplementary Information

(in millions)

	Three months ended
	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013
North America	$659.1	$662.7	$647.2	$651.7	$628.0
Europe	106.9	105.3	114.6	113.8	117.0
Rest of World	140.3	132.3	140.7	131.4	119.0

Total Revenue	$906.3	$900.3	$902.5	$896.9	$864.0

	Three months ended
	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013
Managed Services Revenue	$467.1	$436.4	$438.0	$426.3	$429.3

	Three months ended
	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013
Customer Experience Solutions	$882.4	$871.5	$870.8	$863.6	$829.6
Directory	23.9	28.8	31.7	33.3	34.4

Total Revenue	$906.3	$900.3	$902.5	$896.9	$864.0

	As of
	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013
12-Month Backlog	$3,030	$3,000	$2,970	$2,940	$2,890

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